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SEC FILE NUMBER
8-51724

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RMIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 SHERMAN STREET , SUITE ~~2800~~ 2700
(No. and Street)

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

DENVER (City) COLORADO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN J. FENWICK (303) 839-1431
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 5/3

OATH OR AFFIRMATION

I, John Fenwick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of RMIN SECURITIES, INC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public my commission expires 12-26-2010


ELIZABETH A LOCKWOOD
Notary Public
State of Colorado

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [ ] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RMIN SECURITIES, INC.

Financial Statements
and
Independent Auditors' Report
December 31, 2006

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

RMIN SECURITIES, INC.

Table of Contents



EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
RMIN Securities, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of RMIN Securities, Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMIN Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 26, 2007
Denver, Colorado

RMIN SECURITIES, INC.

Statement of Financial Condition
December 31, 2006

Assets

Assets		
Cash	$	20,001
Commissions receivable		64,670
Clearing deposit		5,725
Total assets	$	90,396

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable - trade	$	4,756
Commissions payable		55,092
Total liabilities		59,848
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10,000
Retained earnings		236,768
Receivable from parent		(216,220)
Total stockholder's equity		30,548
Total liabilities and stockholder's equity	$	90,396

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2006

Commission revenue	$ 1,319,986
Commission expense	1,096,865
Gross profit	223,121
Expenses	
General and administrative, parent company	117,600
General and administrative expense	20,984
Total expenses	138,584
Net loss before income taxes	84,537
Income tax expense	(28,500)
Net income	$ 56,037

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Common Stock								
	Shares		Amount		Retained Earnings		Receivable from Parent		Total Stockholder's Equity
Balance - December 31, 2005	1,000	$	10,000	$	180,731	$	(161,774)	$	28,957
Advances to Parent	-		-		-		(54,446)		(54,446)
Net income	-		-		56,037		-		56,037
Balance - December 31, 2006	1,000	$	10,000	$	236,768	$	(216,220)	$	30,548

See notes to financial statements.

RMIN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 56,037
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	(37,334)
Advances to brokers	10,539
Receivable from parent	(54,446)
Clearing deposit	4,275
Commissions payable	30,490
	(46,476)
Net cash provided by operating activities	9,561
Net increase in cash	9,561
Cash - beginning of year	10,440
Cash - end of year	$ 20,001

See notes to financial statements.

RMIN SECURITIES, INC.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

RMIN Securities, Inc. (the "Company") was incorporated in the state of Colorado on September 30, 1998. The Company primarily serves as an intermediary between insurance agents and insurance companies facilitating the issuance of variable life insurance policies. The Company's business is predominantly located within the Rocky Mountain region.

Prior to 2003, the Company's NASD Membership Agreement limited the Company's business to the distribution of mutual funds and/or variable life insurance or annuities. While the Company's operations continue to consist nearly entirely of the insurance intermediary services described above, the Company became a general securities broker-dealer under the Securities Exchange Act of 1934 (the Act) during 2003. The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Act and does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are executed and cleared on behalf of the Company by Legent Clearing Corporation ("Legent") on a fully disclosed basis. The Company's agreement with Legent provides that, as clearing broker, Legent will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and performs all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Legent. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

As discussed below and in Note 2, a significant portion of the expenses of the Company are incurred by its parent and are not reflected in the accompanying financial statements. Accordingly, this affiliation and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Basis of Presentation

The Company is a wholly owned subsidiary of Rocky Mountain Insurance Network, Inc. ("RMIN"). As a result of NASD requirements, certain expenses of the Company, including income tax expense, if any, are paid by RMIN on behalf of the Company (Note 2).

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2006.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk (continued)

During the year ended December 31, 2006, four customers accounted for approximately 52% of total revenue. As of December 31, 2006, three customers accounted for approximately 52% of total commissions receivable.

Clearing Deposit

Clearing deposit includes $5,725 deposited with Legent to offset certain risks assumed by Legent related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits and commissions payable approximated fair value as of December 31, 2006 because of the relatively short maturity of these instruments.

Revenue Recognition and Commissions Receivable

The Company recognizes revenue upon the issuance of the underlying life insurance policy. Revenue from stock transactions is recorded on a trade date basis, which is the date that a transaction is executed. Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Income Taxes

The Company files a consolidated return with RMIN. As discussed in Note 2, income tax expense or benefit of the Company is paid or received by RMIN.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

Pursuant to an agreement with the Company, RMIN pays significant expenses incurred by the Company. These expenses include rent, salaries and benefits, office and supplies expense, income taxes and almost all other expenses of the Company. These expenses have been estimated at $132,000 during the year ended December 31, 2006 of which $117,600 was reimbursed by the Company. As of December 31, 2006, the Company had advanced $216,220 to RMIN in the form of non-interest bearing advances which are due on demand.

Note 3 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. The Company's net capital as of December 31, 2006 was $30,548 of which $25,548 is eligible for distribution to RMIN. Net capital may fluctuate on a daily basis. Additionally, SEC rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 1.96 to 1 as of December 31, 2006.

ACCOMPANYING INFORMATION

RMIN SECURITIES, INC.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Net Capital

Total stockholder's equity	$	30,548
Additions/deductions - none		-
Net capital	$	30,548

Aggregate Indebtedness

Accounts payable - trade	$	4,756
Commissions payable		55,092
Total aggregate indebtedness	$	59,848

Computation of Basic Net Capital Requirements

Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	25,548
Ratio of aggregate indebtedness to net capital		1.96

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5, as amended, as of December 31, 2006 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5**

The Board of Directors and Stockholder
RMIN Securities, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of RMIN Securities, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

with offices in
• DENVER & FORT COLLINS •
www.EKSH.com

The Board of Directors and Stockholder
RMIN Securities, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the control environment and accounting procedures and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated February 26, 2007. The Company did not supervise the accounting procedures being performed sufficient to realize that certain commissions receivable and related commissions payable were not accounted for correctly which resulted in differences between the Company's computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, prior to amendment, and the audited computation. Our consideration of internal control indicated that the Company was in compliance with the conditions for exemption under Paragraph (k) (2) (B) of Rule 15c-3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives, except as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 26, 2007
Denver, Colorado

END